MANAGEMENT’S DISCUSSION & ANALYSIS

THREE AND NINE MONTHS ENDED DECEMBER 31, 2011

Cream Minerals Ltd.
Management’s Discussion & Analysis
Three and Nine months ended December 31, 2011

Forward Looking Statements		3
Cautionary Note to United States Investors Concerning Mineral Reserves And Resources		4
1.1	Date of Management Discussion and Analysis	4
1.2	Overview	4
1.21	Nuevo Milenio Silver – Gold Project, Mexic	5
1.22	Blueberry Property, Manitoba	11
1.23	Wine Nickel-Copper Property, Manitoba	12
1.24	Stephens Lake And Stephens Trout Properties, Manitoba	12
1.25	Kaslo Silver Property, British Columbia	12
1.26	Goldsmith and Other Properties, British Columbia	13
1.3	Results of Operations	13
1.4	Summary of Quarterly Results	16
1.5	Liquidity and Capital Resources	17
1.6	Off Balance Sheet Arrangements	18
1.7	Transactions with Related Parties	18
1.8	Critical Accounting Estimates and Judgments	19
1.9	Changes In Accounting Policies	20
1.10	Internal Controls Over Financial Reporting	23
1.11	Financial Instruments and Other Instruments	23
1.12	Risks and Uncertainties	26
1.13	Additional Disclosure for Venture Issuers without Significant Revenue	28
1.14	Outstanding Share Data	28

Cream Minerals Ltd.
Management’s Discussion & Analysis
Three and Nine months ended December 31, 2011

This document constitutes Management’s Discussion and Analysis (“MD&A”) of the financial and operational results of Cream Minerals Limited (“Cream” or the “Company”) for the three and nine months ended December 31, 2011.  This MD&A supplements, but does not form part of the consolidated financial statements of the Company, and should be read in conjunction with the unaudited condensed interim consolidated financial statements for the three and nine months ended December 31, 2011 and 2010.  All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

On April 1, 2011, the Company adopted International Financial Reporting Standards (“IFRS”).  Prior to the transition, the Company prepared its interim and annual financial statements in accordance with Canadian Generally Accepted Accounting Principles (“CGAAP”).  The unaudited condensed interim consolidated financial statements as at and for the three and nine months ended December 31, 2011, which are discussed in this MD&A, have been prepared in accordance with IFRS accounting policies which the Company expects to adopt in its annual consolidated financial statements as at and for the year ended March 31, 2012.

Unless indicated otherwise, all financial data in this MD&A has been prepared in accordance with IFRS issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

FORWARD LOOKING STATEMENTS

Certain statements in this MD&A, other than statements of historical fact, constitute “forward-looking information” within the meaning of Canadian securities legislation, and the United States Private Securities Litigation Reform Act of 1995.  “Forward-looking information” includes, but is not limited to, statements with respect to potential mineralization and geological merits of the Nuevo Milenio project and the Company's other exploration projects, as well as the Company's future plans, objectives, business strategy, budgets, projected costs, financial results, and requirements for additional capital.  In certain cases, forward-looking information can be identified by the use of words such as “plans”, “expects”, “contemplates”, “budget”, “possible”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “believes”, or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information.  Such risk factors include, among others:  changes in future prices of precious metals; currency fluctuations; inherent risks involved in the exploration and development of mineral properties; uncertainties involved in interpreting drill results and other exploration data; potential for delays in exploration activities; geology, grade and continuity of mineral deposits; possibility that future exploration results may not be consistent with the Company's current expectations; accidents, labor disputes and other risks associated with the mining industry; delays in obtaining governmental approvals; uncertainties relating to the availability and costs of financing required in the future; and competition and loss of key employees.  Other risks and uncertainties are discussed throughout this MD&A and, in particular, in the section below entitled “Risks and Uncertainties”.

In making the statements in this MD&A containing forward-looking information, the Company has applied several material assumptions, including but not limited to, assumptions regarding the ability of the Company to obtain, on reasonable terms, the necessary financing to complete the exploration and development of its property interests, as well as the future profitable production or proceeds from the disposition of the Company's exploration and evaluation assets.

Cream Minerals Ltd.
Management’s Discussion & Analysis
Three and Nine months ended December 31, 2011

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking information will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

The Company disclaims any intention or obligation to update or revise the forward-looking information in this MD&A, whether as a result of new information, events or otherwise, except as required by applicable securities legislation.  Accordingly, readers are cautioned not to put undue reliance on forward-looking information.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING MINERAL RESERVES AND RESOURCES

This MD&A uses the terms ‘mineral reserves’, ‘measured resources’, ‘indicated resources’ and ‘inferred resources’, which are Canadian mining terms defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators (“NI 43-101”), and the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council, as amended.  Such definitions differ from those outlined in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7, and the definitions of resources are not recognized and are not permitted to be used in reports and registration statements filed with the SEC.  As such, information contained in this document containing descriptions of mineralization and reserves and resources under Canadian standards may not be comparable to similar information made by U.S. companies subject to reporting and disclosure requirements of the SEC.  U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted to reserves.  In addition, “inferred resources” have a great amount of uncertainty as to their existence and economic and legal feasibility.  It cannot be assumed that all or any part of an “inferred resource” will ever be upgraded to a higher category.  Under NI 43-101, estimates of “inferred resources” may not form the basis of an economic study, or “feasibility study” or “pre-feasibility study” as defined in NI 43-101, except for a “preliminary assessment” as defined under NI 43-101.  U.S. investors are cautioned not to assume that part or all of an “inferred resource” exists, or is economically or legally mineable.

1.1	DATE OF THE MD&A

The MD&A was approved by the Board of Directors on February 24, 2012.

1.2	OVERVIEW

Cream is a junior resource company engaged in the exploration and development of a silver-gold property in Mexico.  The Company maintains a portfolio of four additional early stage exploration properties in Canada.  Cream was incorporated on October 12, 1966 in the Province of British Columbia under the Business Corporations Act of British Columbia.

The Company’s business strategy is to acquire low risk, high reward silver and gold properties and develop them.  Cream’s property in Mexico, the 100% owned Nuevo Milenio silver-gold project (“Nuevo Milenio”), is the Company’s primary project.  Cream has a portfolio of four mineral properties in Canada, in which the Company either has a 100% interest or has optioned, as well as a joint interest in a fifth property.  Cream maintains its corporate office in Vancouver, BC, an administrative office in Durango, Durango State Mexico and a field office in Tepic, Nayarit State Mexico.  Cream has a Mexican subsidiary, Cream Minerals de Mexico, S.A. de CV.

The Company’s common shares trade on the TSX Venture Exchange and the OTC Bulletin Board.

Cream’s consolidated loss for the three months ended December 31, 2011 (“Q3 2012”) was $597,791 or $0.01 per share compared to Cream’s consolidated loss of $945,305 or $0.01 per share in the three months ended December 31, 2010 (“Q3 2011”).

Cream’s consolidated loss for the nine months ended December 31, 2011 was $4,347,363 or $0.03 per share compared to Cream’s consolidated loss of $1,578,003 or $0.02 per share in the nine months ended December 31, 2010.  Highlights during the nine months ended December 31, 2011 include:

•	Based on positive results and the potential of untested areas at Nuevo Milenio, the Company exercised the option for a second 10,000 metres of drilling.

•
The Company completed the drill program at Nuevo Milenio  in late September 2011.  A total of 20,292 metres of drilling representing 89 drill holes was achieved and the program was completed ahead of schedule and on budget.  Of the total metres drilled 13,500 were in-fill drilling and 6,792 metres were exploration drilling.

•
In-fill drilling to upgrade the Inferred Mineral Resource was conducted on Dos Hornos 1, Dos Hornos 2, Veta Tomas and Once Bocas North.  Drilling demonstrated good continuity of the structures.  In addition, the drilling confirmed that the mineralized structures were displaced and offset, resulting in vein segments of approximately 300 metres in length to approximately 450 metres in length.  Repetition of veins resulting from sub-parallel faults moving down dip segments up was observed in several sections.

•
Exploration drilling was conducted to test known targets that had demonstrated good silver-gold content based on prior exploration work and/or showed potential for mineralization. The targets tested were Once Bocas North (northwest and southeast extensions), Once Bocas South, Cafetal/Veta Olivada and Cerro Chacuaco.

•
Cream has engaged ACA Howe International Limited to prepare a revised NI 43-101 Compliant Resource Estimate. The revised resource estimate will include the most recent 20,292 metres of drilling. It is expected the revised resource estimate will be released in Q4 2012.

Mexico Property

1.21	Nuevo Milenio Silver-Gold Project, Mexico

Nuevo Milenio encompasses 2,560 hectares (Ha) and is located in Nayarit State, Mexico.  Nuevo Milenio is 27 kms driving distance (24 kms by highway and paved secondary roads, 3 kms by dirt road) from Tepic, the capital of Nayarit State.  Tepic is an important commercial centre with a population of over 300,000 people located 150 km’s northeast of Puerto Vallarta.  Cost effective access to infrastructure is an important feature of Nuevo Milenio with easy access to power lines, water, a railway, highways, and an airport.

Regionally, Nuevo Milenio is located within an early Miocene caldera field located at the southern end of the Sierra Madre Occidental Volcanics.  The area is traversed by the Tepic Zacoalco rift zone, a boundary zone with the Jalisco block.  The Tepic area is overlain by the young volcanics of the Trans Mexican Volcanic Belt.  The confluence of two historically active volcanic zones and proximity to large regional faults provide a geological setting which has the potential to host significant mineralization.

Cream Minerals Ltd.
Management’s Discussion & Analysis
Three and Nine months ended December 31, 2011

Expenditures incurred by the Company on Nuevo Milenio in the nine months ended December 31, 2011 (December 31, 2010 numbers in parentheses) amounted to $2,594,745 ($298,650) and are made up of the following: assays and analysis - $138,058 ($7,361); drilling - $1,997,466 ($Nil); geological and geophysical - $194,569 ($124,911); site activities - $247,613 ($138,752); and travel and accommodation- $17,039 ($27,626).

Nuevo Milenio Project Setting

Nuevo Milenio is a low sulphidation, epithermal precious metal prospect containing silver-gold mineralization in quartz vein and quartz stock work zones.  There is minimal base metal content.  The Project is hosted by a sequence of intermediate to felsic volcanic flows, tuffs and breccias within a large collapsed caldera setting.  The collapsed caldera is set in an area of Micocene volcanics which further enhances the Project’s potential.  Three principal northwest trending zones have been identified on the property, Veta Tomas - Dos Hornos, Once Bocas North - Once Bocas South and Chacuaco - Cafetal.

Nuevo Mileno contains a NI 43-101 compliant Inferred Mineral Resource of 54.6 million ounces silver equivalent contained within 5.09 million tonnes.  The average silver grade is 251 g/t and the average gold grade is 1.660 g/t.  For details of the Inferred Mineral Resource see the table extracted from the Revised Evaluation Report, Dos Hornos and Veta Thomas Gold-Silver Structures, Nuevo Milenio Project, dated December 24, 2008 and filed on SEDAR on January 29, 2009 below.

Revised NI 43-101 Report, dated December 24, 2008 by F. Holcapek, P. Eng.

Dos Hornos (U/G)	Width m	Tonnes	Ag g/t	Au g/t	Ag oz	Au oz
Dos Hornos Segment 1	4.70	1,173,901.56	165.34	1.500	6,552,238.85	59,400.00
Dos Hornos Segment 2	4.06	746,528.32	201.95	1.770	4,847,215.70	42,390.25
Veta Tomas	5.09	1,246,162.50	351.19	1.280	14,070,467.48	51,344.17
Once Bocas	2.42	1,921,162.50	252.59	1.920	15,602,012.74	118,347.79
Total		5,087,754.88	251.09	1.660	41,071,934.77	271,482.21

Tonnes: 5,088,000 Ag: 251.09 g/t, Au: 1.660 g/t. Ag: 41,072,000 oz, Au: 271,500 oz.
Silver Equivalent (Gold - Silver price Ratio = 50:1): 54,647,000 oz (In Situ)

Metal prices employed were US$10.28 per ounce Ag and US$816.09 per ounce Au.  A cut-off grade of US$45.00 per tonne or 131g/t Ag equivalent was used.

Veta Tomas - Dos Hornos Zone

The Veta Tomas - Dos Hornos Zone has a drill defined strike length of approximately 1,200 metres.  It consists of three quartz veins quartz stock work within a 150 metre wide zone.  While the quartz veins are offset and displaced, they are near parallel.  Intense epithermal alteration consisting of silica flooding, argillic alteration, brecciation and quartz veins and quartz stock work define the zone.  Dos Hornos 1 and Dos Hornos 2 are faulted segments of the same vein.  Veta Tomas is a separate vein moved on strike with Dos Hornos 1 and Dos Hornos 2.  The three veins have been displaced and offset by intense faulting.  In addition, repetition of veins resulting from sub-parallel faults moving down dip segments up (stacked sections) was observed in several sections on each vein.  Employing the cut-off grade of 131 g/t Ag equivalent designated in the Report, average grades of the veins run from 165 g/t Ag to 351 g/t Ag and 1.280 g/t Au to 1.770 g/t Au.  The three veins have intersected widths (intersected widths are not true widths, true widths are expected to be 50 % to 70% of drill intersections dependent on the drill inclination) of 4.06 metres, 4.70 metres and 5.09 metres respectively.  The Veta Tomas-Dos Hornos Zone contains 25,469,920 ounces of silver at an average grade of 240 g/t and 151,134 ounces ounces  of gold at an average grade of 1.516 g/t over an average intersected vein width of 4.61 metres.  The Veta Tomas – Dos Hornos system is open to the northwest and southeast and down dip.

Cream Minerals Ltd.
Management’s Discussion & Analysis
Three and Nine months ended December 31, 2011

Once Bocas North

Once Bocas North is a broad, moderate to intense argillic alteration zone that includes numerous well-developed quartz veins and quartz stock work zones.  Prior to September 2011 the zone had drilling defined dimensions of a strike length of 300 metres, a  vertical dimension of  more than 150 metres, and a   surface width of approximately 100 metres.  It contains four nearly parallel higher grade quartz veins separated by quartz stock work.  Once Bocas North contains approximately 15.6 million ounces of silver at an average of 252 g/t and 118,347 ounces of gold at an average grade of 1.920 g/t over an average vein width of 2.42 metres employing a cut-off grade of 131g/t silver equivalent as defined in the Revised NI 43-101 Report (“the Report”).  The zone remains open to the northwest and southeast.

Once Bocas South

Once Bocas South is separated from Once Bocas North by a local fault.  Like Once Bocas North, it is a moderate to intense argillic alteration zone that includes numerous well developed quartz veins and quartz stock work zones.  Once Bocas South is thought to be a fault block segment of Once Bocas North.  Prior to September 2011, the  zone based on surface mapping of had an estimated width of 30 metres and an estimated strike length of up to 600 metres.  It appears to contain three higher grade quartz veins separated by quartz stock work.

Cerro Chacuaco – Mina Perdida –Mina Nanche Structure

Cerro Chacuaco is known to be cut by Veta Nanche – Veta Perdida, Veta Cerro Chacuaco and Veta Perdida 3.  These veins are hosted by lithic rhyolite tuff.  The upper elevations of the hill show strong silica flooding.  Mina Perdida and Mina Nanche, old Spanish workings (1.20 metres wide) consisting of adits, shafts and trenches define a vein system 450 metres long.

Cafatel - Veta Olivada

Cafatel is characterized by variable intensity silica flooding containing quartz stock work and quartz veins.  Up to four nearly parallel higher grade quartz veins separated by quartz stock work are contained within the zone.  Surface mapping suggests a minimum width of 30 metres and a length of up to 300 metres.  Veta Olivada is a quartz breccia zone identified in 2008 that demonstrates oxidation and leaching.  It is exposed on surface intermittently over several hundred metres and parallels the Cafatal structure.

Highlights of the drill program:

Cream began an extensive diamond drill program on February 6, 2011.  The 2011 drill program called for 10,000 metres of drilling, which was completed in mid-May, at which time the Company elected to extend the drill program by an additional 10,000 metres.  The contract provided for two drill rigs working continuously at Nuevo Milenio for the duration of the contract.  The Company completed the drill program at Nuevo Milenio in late September  2011 ahead of schedule and on budget.

Cream Minerals Ltd.
Management’s Discussion & Analysis
Three and Nine months ended December 31, 2011
The objective of the drill program was three fold:

1.	At Dos Hornos 1, Dos Hornos 2 and Veta Tomas, to conduct in-fill drilling to upgrade the reported Inferred Mineral Resource.

2.
At Once Bocas North, to define the known 100 metre wide by 300 metre long quartz vein - quartz stock work zone and to confirm its possible open pit potential, including in-fill drilling to delineate the potential of the higher grade vein structures.

3.	Step-out drilling to test known extensions of Once Bocas North, Once Bocas South, Cafetal-Veta Olivada and Cerro Chacuaco encompassing Mina Nanche, Mina Perdida and Mina Cerro Chacuaco.

As of December 31, 2011, a total of 89 diamond drill holes for a total of 20,292 metres were completed. The following is an overview of the drill results by zone drilled including updates on zones further defined and zones which were increased in size.

Dos Hornos 1

Drill results for  the Dos Hornos 1 structure have demonstrated continuity of the structure along strike and down dip.  In addition, repetition of the structure through faulting (stacked sections) was observed in several sections.  A higher grade silver-gold core was defined within the central part of Dos Hornos 1, plunging to the southeast having a halo of good grade mineralization.  Similar to other zones, sub-parallel fault intersections show low assay values which are believed to be localized occurrences.  Gold grades returned to date are equal to or better than historical assay results, which indicate the possibility of higher silver equivalent mineralization.  Drill holes located in the Northern Transitional Zone have cut several unknown blind veins.  Gold grades returned to date are equal to or better than historical assay results which indicate the possibility of higher silver equivalent mineralization.  Drill holes located in the Northern Transitional Zone (DH 1-06-11, DH 1-07-11, DH 1-18-11) have cut several unknown blind veins.  These veins are a very important discovery at Nuevo Milenio.  They demonstrate silver-gold values and it is possible they may host a higher grade mineralization.  The identification of the Northern Transitional Zone structure opens another important exploration target at Nuevo Milenio.

Dos Hornos 2

Results for the Dos Hornos 2 zone have confirmed the continuity of the structure and results to date compare favorably with results reported in the December 2008 NI 43-101.  Assays reported to date largely support the grades and widths.  Steep topography combined with the orientation of the mineralized structure and encountering sub-parallel fault zones resulted in the loss of drill holes DH 2-07-11, DH 2-09-11 and DH 2-11-11 and a deviation of DH -10-11 from the planned bearing.  Drilling conducted during the 2003 exploration program cut a blind quartz vein.  Drilling completed in the 2011 program has intersected other unknown quartz vein structures.  It is possible the quartz veins intersected are semi-blind or blind veins that trend parallel to the Dos Hornos and Once Bocas structures.  Initial analysis indicates these veins may be contained by an eastwest trending transitional zone (“The Southern Transitional Zone”) however additional drilling is required to determine the nature and extent of this newly identified zone.  The identification of the Northern Transitional Zone structure opens another important exploration target at Nuevo Milenio.

Cream Minerals Ltd.
Management’s Discussion & Analysis
Three and Nine months ended December 31, 2011

Veta Tomas

Drilling on the Veta Tomas structure has demonstrated continuity of the structure along strike and down dip.  In addition, repetition of veins resulting from sub-parallel faults moving down dip segments up (stacked sections) was observed in several sections on each vein.  The challenging topography limits possible drill pad locations.  The topography combined with deeply dipping structures and aligned sub-parallel fault planes cutting the mineralized structure impacted drill results.  Drill holes which have cut Veta Tomas above or below sub-parallel faults have generally returned good assay values.  This may suggest low assay values associated with sub-parallel faults are localized occurrences.  In general, results compare well with results contained within the December 2008 NI 43-101 Inferred Mineral Resource and support the geological interpretation.

Once Bocas North

Drilling on Once Bocas North was centered along the 1,000 metre strike length of the structure as mapped on surface.  Drilling has confirmed the extension of the quartz veins and quartz stock work to the northwest.  Intersected quartz veins indicate continuity over a strike length of approximately 420 metres.  At approximately 300 metres to the northwest, a structure containing quartz veins was intersected.  The structure is not directly on strike with Once Bocas North.  At this time it is not known if this structure is a northwest extension of Once Bocas North or a new structure.  Two drill holes were tested.  Once Bocas North at 200 metres to the southeast did not cut the zone due to poor weather which restricted access to the optimum drill sites.  Once Bocas North remains open along strike to the northwest and the southeast, as far as the local fault separating it from Once Bocas South.

Once Bocas South

Once Bocas South previously had been identified as having an indicated width of 30 metres and an indicated strike length of 600 metres as mapped on surface.  Drilling in four sections consisting of six drill holes defined a strike length of 230 metres.  The drilling defined a width of 100 metres consisting of two distinct segments of quartz veins and/or quartz stock work.  The upper segment is comprised of quartz veining while the lower segment consists mainly of quartz stock work of variable intensity.  The quartz stock work zones are dipping steeply to the northeast within the zone.  This extended area of mineralization consists of lower grade stock work zones containing higher grade quartz veins.  Follow up drilling is required to define the dimensions of the diatreme and to confirm the strike length of Once Bocas South at 600 metres.  Initial indications point to the possibility of Once Bocas South representing open pit potential.  Additional drilling will be required to confirm this open pit potential.  Once Bocas South is open along strike to the southeast.

Cerro Chacuaco

Cerro Chacuaco (“CHA”) is cut by Veta Nanche - Veta Perdida, Veta Cerro Chacuaco, and Veta Perdida 3.  These veins are hosted by lithic rhyolite tuff.  The upper elevations of the hill demonstrate strong silica flooding.  Mina Perdid and Mina Nanche, old Spanish workings (1.2 metres wide) consisting of adits, shafts and trenches define a vein system approximately 450 metres long.  Two drill holes were cited, one at Arroyo Chacuaco to test newly discovered veins trending parallel to the Mina Perdida vein.  The hole cut four strongly weathered and broken quartz veins.  The second drill hole was located 180 metres southeast of Mina Perdida and intersected 25 metres of quartz veins 1.00 to 2.00 metres wide with intervening quartz stock work.

Cream Minerals Ltd.
Management’s Discussion & Analysis
Three and Nine months ended December 31, 2011
Cafetal - Veta Olivada

Drilling in 2011 on Cafetal was centered on Veta Olivada, a quartz breccia zone demonstrating oxidation and leaching which was identified in 2008.  It is exposed intermittently over several hundred metres and parallels the Cafetal structure.  Drilling intersected three zones layered one on top of another having widths of two to four metres wide, six to eight metres wide and the bottom zone layer having a width of 25 metres.  Veta Olivada was defined over a strike length of 400 metres and is open to the northwest and southeast.

The 2011 drill program successfully achieved the stated objectives.  In the Veta Tomas/Dos Hornos zones, continuity of the structures and stacking of veins was observed.  Drilling on Once Bocas North extended the original 300 metre strike length to approximately 420  metres.  Drill holes 200 metres to the south gave undefined results as access problems due to poor weather limited the use of the most appropriate drill sites.  Drill holes 300 metres to the north cut a wide quartz zone which is encouraging, however, interpretation is uncertain due to the structural setting.  Testing of known targets at Once Bocas South has defined a width of 100 metres and a strike length of 230 metres with the remaining 370 metres of the originally mapped 600 metres to be drilled.  The zone consists of quartz veining and quartz stock work consisting of two separate zones with the upper zone demonstrating better mineralization. Continuity of quartz vein quartz stock work was observed.  On Cerro Chacuaco, only the Mina Nanche Mina Perdidia vein structure was tested.  The vein is exposed in adits, shafts and cuts outlining 1.00 to 1.50 metre wide quartz veins, however CHA 02 – 11 cut an approximately 25 metre wide zone of multiple quartz veins and intervening stock work.  Drilling on Veta Olivada defined up to three quartz breccia zones over a 400 metre strike length.

Cream will focus on compilation of the data obtained in preparation for a revised NI 43-101 Compliant Technical Report that will encompass all of the data obtained through in-fill drilling and exploration drilling during 2011.  Following interpretation of the data, the next stage of the drill program to be conducted in 2012 will be designed.

Mr. Ferdinand Holcapek, P. Eng., Director and Administrator General, Cream Minerals de Mexico, S.A. de CV, supervises exploration programs on the Nuevo Milenio Project.  He prepared or supervised the preparation of the information that forms the basis for the technical disclosure herein regarding Nuevo Milenio and is the Company's “Qualified Person” for the purpose of National Instrument NI 43-101 with respect to Nuevo Milenio.

Samples are prepared in the Preparatory Laboratory of Inspectorate in Durango, Durango.  In addition to the in-house check assaying, Cream Minerals De Mexico instructed Inspectorate to take approximately 20% (one sample out of five) as marked on the sample shipping paper and take a split from the prepared samples.  All samples are shipped to the Inspectorate Laboratory in Reno, Nevada.  The check samples are shipped to the Steward Group’s Preparation Laboratory in Zacatecas for shipping to the main Laboratory in Kamloops, British Columbia for assaying.  All samples are assayed using Inspectorates Genx 30 31 Element Package Au & Ag FA AA plus 29 elements ICP-AES Scan by aqua regia digestion and Hg by CVAA.  The Steward Group uses its equivalent to the Genx 30 package of Inspectorate for assaying.

Cream Minerals Ltd.
Management’s Discussion & Analysis
Three and Nine months ended December 31, 2011
Canadian Properties

Cream’s Canadian property portfolio is comprised of four properties, two in each of Manitoba and British Columbia with a joint interest in a fifth property in Manitoba.  All of the properties are at an early exploration stage.  All of the properties are inactive as the Company has committed its exploration working capital to the development of the Nuevo Milenio property.

1.22      Blueberry Property, Manitoba

In November 2009, the Company entered into an option agreement to acquire the Blueberry Property, a gold target, from W.S. Ferreira Ltd.  The property is located approximately 30 km north east of Flin Flon, Manitoba.

The option agreement provides for a cash payment of $100,000 ($40,000 paid) and issuance of 400,000 shares (160,000 issued) over five years with a down payment of $10,000.  The cash payments are $10,000 on regulatory approval (paid), $10,000 on the first anniversary (paid), and $20,000 on each of the second (paid) to the fifth anniversary dates.  Share issuances are 40,000 on regulatory approval and 40,000 on the first anniversary of regulatory approval, and 80,000 common shares on each of the second to the fifth anniversary dates.  During the quarter ended December 31, 2011, the $20,000 cash payment was made and 80,000 shares were issued.

On completion of these obligations, the property will be subject only to a 2.0% NSR royalty payable to the optionor from the production of gold, silver, all base metals and other minerals.  The Company has the right to reduce the NSR royalty to 1.0% by the payment of $1,000,000 to the optionor at any time up to and including the commencement of commercial production.

The Blueberry Lake project is contained within Manitoba's prolific Flin Flon-Snow Lake Volcanogenic Massive Sulphide Belt.  The Blueberry Lake property resides close to the eastern edge of the Manitoba portion of the Flin Flon volcanic belt within a segment of volcanic rocks that stretches from the Manitoba-Saskatchewan border to the Athapapuskow Lake and northeast to Naosap Lake.  It is this section of the greenstone belt that contains many of the massive sulphide deposits discovered to date within the Flin Flon-Snow Lake Belt, including the Flin Flon and Trout Lake deposits of Bud Bay Minerals Inc.

Numerous gold occurrences have been located within a large, approximately 250 metre by 400 metre outcrop hosting quartz stock work within rhyolite and basalt intruded by gabbro.  Sample assays are contained in the following table.

2005 Prospecting Samples Taken from Large Outcrop
Sample	Au (gm/mt)	Width
7903	11.13	Grab
7912	5.69	Grab
7914	2.51	Grab
7928	43.28	0.2m
7932	2.74	0.3m
7943	5.84	Grab
7947	5.33	Grab
7955	11.89	0.5m
7956	25.55	0.5m
7959	4.05	0.3m

Cream Minerals Ltd.
Management’s Discussion & Analysis
Three and Nine months ended December 31, 2011

Additional claims, the Berry 1 to Berry 4 claims were acquired by staking to encompass the possible extension of the large, approximately 250 metre by 400 metre, gold bearing outcrop and shear zones on the Berry 1 claim, as well as to cover historically reported gold and copper showings on the new claims.

The Company conducted a line cutting and induced polarization (“IP”) survey program in late November to early December 2009 on the Blueberry Property.  A strong chargeability response - the IP response parameter - was obtained over the 250 metre by 400 metre outcrop containing numerous gold occurrences.  The outcrop is in the northeastern end of a strong response of some 900 metres length that strikes southwesterly paralleling several splays of the Mikanagan fault zone.  Three other smaller zones of higher chargeability were recorded to the northwest and southeast of the main anomaly.  The data was compiled and assessed in conjunction with historical exploration work done in the immediate area.  Based on the analysis conducted to date, Cream is considering a limited drill program in 2012 to test the outcrop and surrounding area.

Mr. Peter Walcott P.Eng. supervises the IP programs on the Blueberry Project.  He is responsible for the technical reporting and is the Company’s “Qualified Person” with respect to this property for the purpose of National Instrument NI 43-101.

1.23           Wine Nickel-Copper Property, Manitoba

The 100% owned Wine Claim is located approximately 60 kilometres south of Flin Flon, Manitoba.  The Wine claim is a high grade nickel-copper target.  Exploration work conducted in 2007 by Cream returned good values for nickel, copper and other metals.  The property is subject to a 2.0% NSR royalty payable to the optionor from the production of gold, silver and all base metals and other minerals.  The Company has the right to reduce the NSR royalty to 1.0% by making a payment of $1,000,000 to the optionor at any time up to and including the commencement of commercial production.  No significant exploration work is planned for fiscal 2012.

Mr. A. J. Spooner, P.Eng, of A.J. Spooner Exploration Services, Inc. of Flin Flon, Manitoba, is the Qualified Person with respect to this property for the purpose of National Instrument 43-101.

Cream Minerals Ltd.
Management’s Discussion & Analysis
Three and Nine months ended December 31, 2011
1.24     Stephens Lake and Stephens Trout Properties, Manitoba

The Company holds, jointly with Sultan Minerals Inc. (“Sultan”) and ValGold Resources Ltd. (“ValGold”), a 75% interest in two staked claims.  The property has been written down to nil as there are no future plans to continue with exploration.

1.25           Kaslo Silver Property, British Columbia

The 100% owned Kaslo Silver Property, a silver target, hosts eleven historic high-grade silver deposits  within 14 kilometres of sub-parallel shear zones.  It is located 12 kilometres west of Kaslo in southern British Columbia.  Cream plans a review of geological data compiled to date.

Expenditures incurred by the Company on Kaslo in the nine months ended December 31, 2011 (December 31, 2010 numbers in parentheses) amounted to $29,827 ($580) and are made up of the following:  geological and geophysical - $10,600 ($408); site activities - $3,536 ($172); and travel and accommodation- $15,691 ($Nil).

Ms. Linda Dandy, P.Geo, of P&L Geological Services, has supervised the Company’s previous exploration programs summarized above and is the Company’s supervisor and “Qualified Person” with respect to this property for the purpose of NI 43-101.

1.26     Goldsmith and Lucky Jack Properties, British Columbia

The Company holds a 100% interest in the Goldsmith Property comprised of the Goldsmith and Lucky Jack Properties located near Kaslo, British Columbia.  The property has been written down to nil as there are no future plans to continue with exploration.

Ms. Dandy is the Company’s supervisor and “Qualified Person” with respect to this property for the purpose of National Instrument 43-101.

1.3           RESULTS OF OPERATIONS

Nine months ended December 31, 2011 compared to Nine months ended December 31, 2010

	Nine months ended December 31
	2011	2010

Revenue

Interest	20,008	100
Unrealized gains on marketable securities	—	3,393
Expenses
Exploration costs	2,624,572	385,927
Finance costs	—	31,282
Foreign exchange	1,031	1,575
General and administrative	(68,227)	166,532
Loss on marketable securities	2,596	—
Professional fees	237,671	87,693
Takeover defense	—	534,960
Salaries and benefits	340,789	192,300
Shareholder communications	353,214	181,227
Share-based payments	434,913	—
Write-down of exploration and evaluation assets	440,812	—

Net Loss and Comprehensive Loss for the Period	4,347,363	1,578,003

Loss per Share, Basic and Diluted	$0.03	$0.02

Weighted Average Number of Common Shares Outstanding,	150,254,158	75,831,641
Basic and Diluted

During the nine months ended December 31, 2011, Cream incurred a loss of $4,347,363, a loss per common share of $0.03, compared to a loss of $1,578,003, a loss of $0.02 per common share for the nine months ended December 31, 2010.

Cash used in operations for the nine months ended December 31, 2011 was $3,948,327 (December 31, 2010 - $1,811,499), provided by investing activities was $3,658,407 (December 31, 2010 – used $35,158) and provided by financing activities was $55,453 (December 31, 2010 – provided $7,167,063).  Exploration costs of $2,624,572 were incurred in the first nine months of fiscal 2012, compared to $385,927 in first nine months of fiscal 2011, contributing to the loss in each period.  The majority of the exploration expenditures in fiscal 2012 and fiscal 2011 were related to the Nuevo Milenio, Mexico project.  The Company wrote-down its exploration and evaluation assets by $440,812 in the first nine months of fiscal 2012, which related to its Goldsmith and Manitoba properties in Canada.

Cream Minerals Ltd.
Management’s Discussion & Analysis
Three and Nine months ended December 31, 2011

Total expenses other than exploration costs and write-down of exploration and evaluation assets totalled $1,301,987 for the nine months ended December 31, 2011, compared to $1,195,569 for the nine months ended December 31, 2010.  Significant differences between the levels of expenditures in the first nine months of fiscal 2012 and fiscal 2011 respectively, include the following: takeover defense costs decreased from $534,960 to $Nil; professional fees increased from $87,693 to $237,671; shareholder communications increased from $181,227 to $353,214; share-based payments increased from $Nil to $434,913; salaries and benefits increased from $192,300 to $340,789; and general and administrative expenses decreased from $166,532 to ($68,227).

The take-over defense costs of $534,960 that were incurred in fiscal 2011 (nil in fiscal 2012) were for legal and other fees relating to the Company’s responses to the unsolicited take over-bid by Endeavour Silver Corp. (“Endeavour”).  The Independent Committee engaged Capital West Partners as its financial advisor and Bull Housser & Tupper LLP as its legal counsel in order to fulfill its mandate to evaluate the Endeavour unsolicited take-over bid, pursue other strategic alternatives to enhance value for shareholders, and provide recommendations to the board of directors as well as assisting the board of directors in complying with the requirements under securities legislation to respond to these offers.

The increase in professional fees, which include directors, legal, accounting and audit fees, is due to certain fees incurred in the nine months ended December 31, 2011 that were not incurred in the nine months ended December 31, 2010.  These fees related to services provided for the review of Form 20-F and the two annual general meetings that occurred in fiscal 2012, as well as annual directors fees that are paid quarterly in fiscal 2012.  The increase in audit fees was due to increased transaction volume and a Q1 2012 review engagement completed by the auditors for the IFRS conversion.

Shareholder communications includes the services of an investor relations employee and consultants, website design and maintenance, printing, conference fees, annual general meeting materials, and related shareholder awareness costs.  The increase is due to the increase in salary and services related to investor relations, and the increase in shareholder awareness costs, filing services and news releases disseminated.

During the nine months ended December 31, 2011, 2,300,000 stock options were granted, which accounted for the increase in share-based payments.

Salaries and benefits increased due to the increase in annual salaries for management, the engagement  of a corporate secretary, and an increase in the number of employees and employee salaries that are allocated from the management company, Quorum Management and Administrative Services Inc. (“Quorum”).

The above increases in expenditures were partially offset by the net credit balance of $68,227 in respect of general and administrative costs.  Management, administrative, and other services are provided by Quorum, a private company held jointly, with a one-third interest each, by the Company and other two other public companies, ValGold and Emgold Mining Corporation (“Emgold”).  Quorum provides services on a full cost recovery basis to the various entities sharing office space with the Company.  During the nine months ended December 31, 2011, the Company renegotiated fees relating to prior periods with Quorum and received a credit in the amount of $220,000.  Of this credit, $33,000 was allocated to the deposits to related parties account, and the remaining credit was used to offset fiscal 2012 invoices.

Overall, the effect on the Company’s results of operations from the changeover to IFRS from CGAAP was not material.  There was no change to loss per share from the changeover as previously reported.  The results for the nine months ended December 31, 2010 have been restated to reflect the adoption of IFRS.

A reconciliation of the restated amounts can be found in Note 14 of the notes to the condensed interim consolidated financial statements as at and for the nine months ended December 31, 2010.

Cream Minerals Ltd.
Management’s Discussion & Analysis
Three and Nine months ended December 31, 2011

Three Months Ended December 31, 2011 compared to Three Months Ended December 31, 2010

	Three months ended December 31
	2011	2010

Revenue

Interest	$2,346	$—
Unrealized gains on marketable securities	—	1,344
Foreign exchange	191	208
Expenses
Exploration costs	201,241	180,522
Finance costs	—	9,426
General and administrative	65,795	73,590
Professional fees	81,214	18,946
Takeover defense		534,960
Salaries and benefits	106,547	58,218
Shareholder communications	110,871	71,195
Share-based payments	34,660	—

Net Loss and Comprehensive Loss for the Period	597,791	945,305

Loss per Share, Basic and Diluted	$0.01	$0.01

Weighted Average Number of Common Shares Outstanding,
Basic and Diluted	151,850,731	102,925,968

For the quarter ended December 31, 2011, Cream incurred a loss of $597,791, a loss per common share of $0.01, compared to a loss of $945,305, a loss of $0.01 per common share for the quarter ended December 30, 2010.

Exploration costs of $201,241 were incurred in Q3 2012, compared to $180,522 in Q3 2011, contributing to the loss in each period.  The majority of the exploration expenditures in Q3 2012 and Q3 2011 were related to the Nuevo Milenio, Mexico project.

Total expenses other than exploration costs and write-down of exploration and evaluation assets totalled $399,087 in Q3 2012, compared to $766,335 in Q3 2011.  Significant differences between the levels of expenditures in Q3 2011 and Q3 2012 respectively, include the following:  takeover defense costs decreased from $534,960 to $Nil; professional fees increased from $18,946 to $81,214; salaries and benefits increased from $58,218 to $106,547; shareholder communications increased from $71,195 to $110,871; and share-based payments increased from $Nil to $34,660.

The take-over defense costs of $534,960 were incurred in Q3 2011 (Nil in Q3 2012) for legal and other fees relating to the Company’s responses to the unsolicited take over-bid by Endeavour.

The increase in professional fees is mainly due to fees incurred in Q3 2012 that were not incurred in Q3 2011 which related to directors fees, fees paid to a proxy solicitation firm related to the annual general meeting, and legal fees.

The increase in shareholder communications from Q3 2011 to Q3 2012 is due to the increase in salary and services related to investor relations, and the increase in shareholder awareness costs, and filing costs.

During the three months ended December 31, 2011, the increase in share-based payments related to investor relations options that vested during the period.

Cream Minerals Ltd.
Management’s Discussion & Analysis
Three and Nine months ended December 31, 2011

Salaries and benefits increased from Q3 2011 to Q3 2012 due to the increase in annual salaries for management and an increase in the number of employees and employee salaries that are allocated from Quorum.

Overall, the effect on the Company’s results of operations from the changeover to IFRS from CGAAP was not material.  There was no change to loss per share from the changeover as previously reported.  The results for the three months ended December 31, 2010 have been restated to reflect the adoption of IFRS.  A reconciliation of the restated amounts can be found in Note 14 of the notes to the condensed interim consolidated financial statements as at and for the three months ended December 31, 2010.

1.4           SUMMARY OF QUARTERLY RESULTS

The Company’s selected quarterly results for the eight most recently completed interim financial periods are below.  The effect of the changeover from IFRS to CGAAP has not materially affected the stated quarters.  The tables below provide the total exploration costs incurred in the eight quarters in the past two years on a project-by-project basis and administration costs and other income or expenses for the eight quarters in the previous two years:

	Casierra Property, Sierra Leone	Kaslo Silver Property, British Columbia	Goldsmith and other Properties, Canada	Blueberry, Wine and other Properties, Manitoba	Nuevo Milenio Property, Mexico	Totals
Fiscal 2010*
Fourth Quarter	$11,173	$(20,049)	$(17,935)	$1,038	$(35,941)	$(61,714)
Fiscal 2011**
First Quarter	--	102	1,858	--	93,933	95,893
Second Quarter	--	--	1,565	6,921	101,026	109,512
Third Quarter	--	478	76,018	335	103,691	180,522
Fourth Quarter	--	--	578	--	1,315,675	1,316,253
Fiscal 2012**
First Quarter	--	--	--	--	1,278,029	1,278,029
Second Quarter	--	--	--	--	1,145,302	1,145,302
Third Quarter	--	29,827	--	--	171,414	201,241

Cream Minerals Ltd.
Management’s Discussion & Analysis
Three and Nine months ended December 31, 2011
Quarterly information for the eight quarters to December 31, 2011, is summarized as follows:

Statement of Operations Data	Three months ended March 31, 2011**	Three months ended June 30, 2011**	Three months ended September 30, 2011**	Three months ended December 31, 2011**
Investment and other income	$(13,475)	$(11,715)	$(5,947)	$(2,346)
General and administrative expenses and other expenses	370,325	128,839	373,999	364,236
Share-based payments	1,339,990	335,475	64,778	34,660
Write-down of exploration and evaluation assets	12,806	261,974	178,838	--
Exploration costs	1,316,253	1,278,029	1,145,302	201,241
Net loss and comprehensive loss	3,025,899	1,992,602	1,756,970	597,791
Net loss per common share	0.04	0.01	0.01	0.01

Statement of Operations Data	Three months ended March 31, 2010*	Three months ended June 30, 2010*	Three months ended September 30, 2010**	Three months ended December 31, 2010**
Investment and other income	$2,135	$(100)	$(1,841)	$(1,552)
General and administrative expenses and other expenses	90,692	172,830	256,404	766,335
Write-down of exploration and evaluation assets	227,196	--	--	--
Exploration costs	(61,714)	95,893	109,512	180,522
Net loss and comprehensive loss	258,309	268,623	364,075	945,305
Net loss per common share	0.00	0.00	0.00	0.01

* Prepared in accordance with CGAAP
**Prepared in accordance with IFRS

1.5           LIQUIDITY AND CAPITAL RESOURCES

The Company’s sole source of funding has been the issuance of equity securities for cash, primarily through private placements to accredited investors and institutions.  The Company has issued common shares in each of the past few years, pursuant to private placement financings and the exercise of warrants and options.

At December 31, 2011, Cream had a working capital surplus of $765,802 (a measurement tool generally defined as current assets less current liabilities) compared to a working capital surplus of $4,433,482 at March 31, 2011, and a deficit of $38,229,086 at December 31, 2011, and at March 31, 2011 of $33,881,723.

Current assets decreased to $912,880 at December 31, 2011, a decrease from $4,879,742 at March 31, 2011, which is mainly due to the exploration costs incurred at Nuevo Milenio which amounted to $2,624,572 for the nine months ended December 31, 2011.

Cream Minerals Ltd.
Management’s Discussion & Analysis
Three and Nine months ended December 31, 2011

Accounts payable and accrued liabilities decreased to $147,078 at December 31, 2011, compared to $446,260 at March 31, 2011, as no accrual was required for drilling costs at December 31, 2011.  The Company’s working capital at December 31, 2011, is sufficient to pay all liabilities.  The Company has no debt and its credit and interest rate risks are minimal.

During the nine months ended December 31, 2011, the Company issued 2,778,571 common shares for gross proceeds of $271,856; 2,598,571 warrants were exercised for proceeds of $259,856; 100,000 stock options were exercised for proceeds of $12,000 and 80,000 shares were issued pursuant to an option agreement on the Company’s Blueberry claim.

The Company’s working capital surplus as at December 31, 2011 is anticipated to be adequate for it to continue operations until May 2012.  Cream has 5,805,500 warrants outstanding at an exercise price of $0.15 that expire on April 13, 2012.  The founder of Cream, Frank Lang, holds 5.1 million of these warrants and plans to exercise them before April, 13, 2012.  It is also likely that the other holders will exercise their $0.15 warrants, which will provide a total cash inflow of $870,750.  This cash inflow is adequate for Cream to continue operations until November 2012.  Cream also plans to obtain further financing in March or April of 2012.

Cream has relied upon equity financings to meet its capital requirements and will continue to do so for the foreseeable future.  The Company has incurred operating losses since inception, has no source of operating cash flow, minimal interest income from term investments, and there can be no assurances that sufficient funding will be available to explore its mineral properties and to cover general and administrative costs.  To meet its long-term business plans, the ability of the Company to arrange additional financing in the future depends in part, on the prevailing capital market conditions and mineral property exploration and development success.  The financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to achieve profitable mining operations or obtain adequate financing to continue development and exploration.

1.6           OFF BALANCE SHEET ARRANGEMENTS

There are no off balance sheet arrangements.

1.7	TRANSACTIONS WITH RELATED PARTIES

Remuneration of directors and key management personnel of the Company was as follows for the nine months ended December 31, 2011 and 2010:

	Nine months ended December 31,
	2011	2010
Cream Minerals Limited Salaries and benefits	$215,175	$153,034
Directors fees (1)	39,500	--
Share-based payment	254,949	--
Cream Minerals de Mexico, S.A. de C.V. Salaries and benefits (2)	90,000	92,386

(1)	Directors are entitled to director fees and stock options for their services.
(2)	Salaries and benefits have been recorded as exploration costs related to the Nuevo Milenio project.

Other related party transactions for the nine months ended December 31, 2011 and 2010 and related party balances as at December 31, 2011and March 31, 2011 were as follows:

	Nine months ended December 31,
	2011	2010
Quorum Management and Administrative Services Inc. (“Quorum”) (a)	$427,226	$469,755
Consulting (b)	22,500	22,500
Finance costs (c)	--	18,399

Balances at:	December 31, 2011	March 31, 2011

Quorum Deposits (a)	$170,000	$64,000
Payables: Quorum (a) Directors (d)	56,928 26,696	40,075 153,951

(a)
Management, administrative, and other services are provided by Quorum, a private company held jointly, with a one-third interest each by the Company and two other public companies, ValGold and Emgold.  Quorum provides services on a full cost recovery basis to the various entities sharing office space with the Company.  The Company uses the equity method to account for its interest in Quorum.

During Q1 2012, the Company advanced $137,000 to Quorum.  The Company also re-negotiated Quorum’s fees and received a credit of $220,000 resulting in a net credit balance of $357,000 as at June 30, 2011.  The net credit was recorded as: (1) $170,000 to “deposits, related party” for three months of estimated working capital in accordance with the terms of the Company’s agreement with Quorum (“the Agreement”); and (2) $187,000 to amounts receivable and prepaid expenses which was used to offset invoices in fiscal 2012.

If the Company wishes to withdraw from the Agreement, 90 days advance written notice is required.

(b)
Included professional fees are legal fees to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner.  These fees were paid through Quorum, and are also included in the balance for services provided by Quorum.

(c)
Mr. Frank A. Lang, a former director and Chairman of the Company, previously advanced money to the Company, with no specified terms of repayment.  All debt owing to Mr. Lang and Lang Mining Corporation, a private Company controlled by Mr. Lang, was repaid during the year ended March 31, 2011.

(d)
The directors balance includes fees and expenses owing to directors, as well as any salaries accrued to Fred Holcapek, a director of the Company and an officer of the subsidiary in Mexico, Cream Minerals de Mexico, S.A. de C.V., for administrative and geological services rendered.

1.8           CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the condensed interim consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of expenses during the reported period.  Significant assumptions about the future that management has made that could result in a material

Cream Minerals Ltd.
Management’s Discussion & Analysis
Three and Nine months ended December 31, 2011

adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

•
The Company’s estimate of recoverable value of its exploration and evaluation assets (“E&E assets”) is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale.  The Company is in an industry that is dependent on a number of factors including environmental, legal and political risks, the existence of economically recoverable reserves, and the ability of the Company and its subsidiary to obtain the necessary financing to complete the development and future profitable production or the proceeds of disposition thereof.  As at December 31, 2011, the Company determined that impairment indicators existed in its E&E assets, and as a result, wrote down $440,812 of its E&E assets.

•
The factors affecting share-based payments include estimates of when stock options might be exercised and the stock price volatility. The timing for exercise of options is out of the Company’s control and will depend upon a variety of factors including the market value of the Company’s shares and financial objectives of the stock-based instrument holders.  The future volatility is also uncertain and the model has limitations.  The Company uses the Black-Scholes model to estimate a value for these options.

•
The measurement of income taxes payable and deferred income tax assets and liabilities requires management to make judgments in the interpretation and application of the relevant tax laws.  The actual amount of income taxes only becomes final upon filing and acceptance of the tax return by the relevant authorities, which acceptance of the tax return occurs subsequent to the issuance of the financial statements.

1.9           CHANGES IN ACCOUNTING POLICIES

During the nine months ended December 31, 2011, the Company adopted the following new accounting policies:

Transition to IFRS

For all periods up to and including the year ended March 31, 2011, the Company prepared its financial statements in accordance with CGAAP.  The unaudited condensed interim consolidated financial statements as at and for the three months ended June 30, 2011 were the first the Company prepared in accordance with IFRS which contain certain disclosures not included in the unaudited condensed interim consolidated financial statements as at and for the three and nine months ended December 31, 2011.  Accordingly, this MD&A should be read in conjunction with the unaudited interim consolidated financial statements as at and for the three months ended June 30, 2011.

Reconciliations:

The Company has disclosed the following CGAAP to IFRS reconciliations in Note 14 of the condensed interim consolidated financial statements as at and for the three and nine months ended December 31, 2011 (please refer to the Note for details):

The reconciliations between the previously reported financial results under CGAAP and the current reported financial results under IFRS are provided as follows:

(i)	reconciliation of the consolidated statement of financial position and equity as at December 31, 2010; and

(ii)	reconciliation of the consolidated statements of operations and comprehensive loss for the three and nine months ended December 31, 2010.

Cream Minerals Ltd.
Management’s Discussion & Analysis
Three and Nine months ended December 31, 2011

No reconciliation is required for the consolidated statement of cash flows as there are no significant differences.

Impact of Adopting IFRS on the Company’s accounting policies

The Company has changed certain accounting policies to be consistent with IFRS effective April 1, 2011, the Company’s first annual IFRS reporting date.  The changes to its accounting policies have resulted in certain changes to the recognition and measurement of assets, liabilities, equity and expenses within the financial statements.

The following summarizes the significant changes to the Company’s accounting policies on the adoption of IFRS.  The IASB has a number of ongoing projects, the outcome of which may have an effect on the changes made to the Company’s accounting policies on the adoption of IFRS.  At the present time however, the Company is not aware of any significant expected changes to its adoption of IFRS that would affect the summary provided below.

(i)	Exploration and evaluation assets

IFRS allows an entity to retain its existing accounting policies related to the exploration for and evaluation of mineral properties, subject to some restrictions.  On transition to IFRS, the Company retained its current accounting policy.  There is no significant change to the related line items within its financial statements.

(ii)	Impairment of non-financial assets

IFRS, like CGAAP, requires an assessment at each reporting date as to whether there are indicators of impairment of both property plant and equipment and exploration and evaluation assets.  The factors considered under IFRS are quite similar to CGAAP, but there are some differences.

IFRS requires a write-down of assets if the higher of the fair market value and the value in use of a group of assets is less than its carrying value.  Value in use is determined using discounted estimated future cash flows.  CGAAP requires a write-down to estimated fair value only if the undiscounted estimated future cash flows of a group of assets are less than its carrying value.  IFRS also requests the reversal of impairment losses to assets other than goodwill if certain criteria are met.  CGAAP does not permit the reversal of impairment.

The Company’s accounting policies related to impairment have been changed to reflect these differences.  However this has had no impact to the carrying value of the Company’s assets.

(iii)	Share-based payments

The Company accounts for stock options issued to employees at the fair value determined on the grant date using the Black-Scholes option pricing model.  The fair value of the options is recognized as an expense using the graded vesting method where the fair value of each tranche is recognized over its respective vesting period.  When stock options are forfeited prior to becoming fully vested, any expense previously recorded is reversed.

Share-based payments made to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined that the fair value of the goods or services cannot be reliably measured.  These payments are recorded at the date the goods and services are received.

Cream Minerals Ltd.
Management’s Discussion & Analysis
Three and Nine months ended December 31, 2011

Warrants issued are recorded at estimated fair values determined on the grant date using the Black-Scholes model.  If and when the stock options or warrants are ultimately exercised, the applicable amounts of their fair values in the reserves account are transferred to share capital.

Although CGAAP allowed the Company to use the straight-line method of calculating vested options, the Company adopted the graded method in fiscal 2011 and therefore there was no impact to the financial statements.

(iv)	Flow-through shares

CGAAP has specific guidance for the treatment of flow-through shares, which are an equity instrument unique to Canada, and therefore there is no specific equivalent guidance under IFRS.  Under the IFRS framework, the Company accounts for flow-through shares whereby the premium paid for the flow-through shares in excess of the market value of the shares without flow-through features at the time of issue is credited to other liabilities and then included in income at the time the qualifying expenditures are made.

As a result of this change in policy, for issuances of flow-through shares for which expenditures have been incurred, share capital and deficit were increased by $86,839 at the date of transition, three and nine months ended December 31, 2010 and the year ended March 31, 2011.  Where flow-through shares were issued at a premium and expenditures were incurred, $30,324 was reclassified from share capital to deficit on the date of transition, three and nine months ended December 31, 2010 and the year ended March 31, 2011.

(iv)	Decommissioning liabilities

Management has determined that there were no decommissioning liabilities at the transition date and the comparative periods under IFRS.  Therefore, there was no impact to the financial statements.

(vi)	Financial instruments

On transition to IFRS, the Company elected to re-designate its marketable securities from available-for-sale to fair value through profit or loss as it was determined that they would be sold in the short term.  As a result of this change, in accordance with IAS 39, changes in the fair value of marketable securities are recorded through the statement of operations.  These changes were previously recognized directly in other comprehensive income.

As a result of this re-designation, unrealized gains on investments of $1,344 for the three months ended December 31, 2010, $3,393 for the nine months ended December 31, 2010, and $3,571 for the year ended March 31, 2011, were reclassified to unrealized losses on marketable securities on the statements of operations and comprehensive loss and the accumulated other comprehensive loss of $27,093 (December 31, 2010 - $23,700; March 31, 2011 - $23,522) was reclassified to deficit on the date of transition.

(vii)	Equipment

IFRS 1 provides a choice between measuring equipment at its fair value at the date of transition and using those amounts as deemed cost or using the historical cost valuation under CGAAP.  The Company chose to continue to apply the cost model and has not restated equipment under IFRS.  Therefore there was no impact to the financial statements.

Cream Minerals Ltd.
Management’s Discussion & Analysis
Three and Nine months ended December 31, 2011

As the Company has no debt covenants, executive compensation arrangements or other contracts that depend on financial information, there will be no changes required to business activities as a result of the change to IFRS.

New standards not yet adopted

Certain new standards, interpretations and amendments to existing  standards  have been issued by the IASB or IFRIC that are mandatory for accounting periods beginning on or after January 1, 2013 or later.  Updates that are not applicable or immaterial to the Company have been excluded.  Please refer to the three months ended June 30, 2011 MD&A for details.

1.10           INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management has established processes to provide them sufficient knowledge to support representations that they have exercised reasonable diligence that (i) the unaudited condensed interim consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the unaudited condensed interim consolidated financial statements, and (ii) the unaudited condensed interim consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flow of the Company, as of the date of and for the periods presented.

There was no change in the Company’s internal controls over financial reporting (“ICFR”) that occurred during the nine months ended December 31, 2011 and which materially affected, or is reasonably likely to materially affect, the Company’s ICFR.

1.11           FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

Property risk

The Company’s significant mineral property is Nuevo Milenio.  Unless the Company acquires or develops additional significant projects, it will be solely dependent upon this project.  If the Company acquires additional mineral properties, any material adverse development affecting the Company’s current exploration and evaluation assets portfolio could have a material adverse effect on the financial condition and results of operations.

Financial risk

The Company’s activities expose it to a variety of financial risks including credit risk, liquidity risk and market risk.  Risk management is carried out by the Company’s management team with guidance from the Audit Committee under policies approved by the Board of Directors.  The Board of Directors also provides regular guidance for overall risk management.

a)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations.  The Company’s maximum exposure to credit risk at the balance sheet dates under its financial instruments is summarized as follows:

Cream Minerals Ltd.
Management’s Discussion & Analysis
Three and Nine months ended December 31, 2011

	December 31, 2011	March 31, 2011
Amounts receivable
Currently due (within 90 days)	$40,107	$50,816
Deposits, related party	170,000	64,000
	$210,107	$114,816
Cash	213,642	448,109
Short-term investments	632,251	4,336,906
	$1,056,000	$4,899,831

Substantially all of the Company’s cash is held with major financial institutions in Canada, and management believes the exposure to credit risk with such institutions is not significant.  Those financial assets that potentially subject the Company to credit risk are receivables.  The Company considers the risk of material loss to be significantly mitigated due to the financial strength of the major financial institutions where cash and term deposits are held.  In the nine months ended December 31, 2011, no material provision has been recorded in respect of impaired receivables.  The Company’s maximum exposure to credit risk as at December 31, 2011, is the carrying value of its financial assets.

b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities.  The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support normal operation requirements as well as the growth and development of its exploration and evaluation assets.  The Company coordinates this planning and budgeting process with its financing activities through the capital management process in normal circumstances.

Management intends to maintain its focus on liquidity risk as there are no assurances that sufficient funds from financings will be available in the future.

The Company’s financial assets are comprised of its cash, short-term investments and accounts receivable and the Company’s financial liabilities are comprised of its accounts payable, accrued liabilities and amounts due to related parties, the contractual maturities of which at December 31, 2011 and March 31, 2011 are summarized as follows:

	December 31, 2011	March 31, 2011
Cash	$213,642	$448,109
Short-term investments	632,251	4,336,906
Amounts receivable Within 90 days or less	40,107	50,816
Deposits from related party In later than 90 days, not less than one year	170,000	64,00
Accounts payable and accrued liabilities with contractual maturities – Within 90 days or less	63,454	252,234
Due to related parties with contractual maturities Within 90 days or less	83,624	194,026

Cream Minerals Ltd.
Management’s Discussion & Analysis
Three and Nine months ended December 31, 2011

c)	Market risk

Interest rate risk

The Company has no significant exposure at December 31, 2011 to interest rate risk through its financial instruments.

Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates.  The Company operates in Canada and Mexico and a portion of its expenses are incurred in U.S. dollars and in Mexican pesos.  A significant change in the currency exchange rates between the Canadian dollar and these currencies could have an effect on the Company’s results of operations, financial position or cash flows.

The Company has not hedged its exposure to currency fluctuations.  At December 31, 2011, the Company is exposed to currency risk through the following assets and liabilities denominated in Mexican pesos and U.S. dollars, but presented in Canadian dollar equivalents.

	December 31, 2011	March 31, 2011
U.S. Dollars
Cash	$180,354	$241,461
Accounts payable and accrued liabilities	(8,626)	(182,425)
Mexican Pesos
Cash	10,409	36,742
Value-added taxes recoverable	463,229	134,228
Accounts payable and accrued liabilities	(1,427)	(5,038)

Based on the above net exposures at December 31, 2011, and assuming that all other variables remain constant, a 10% appreciation or depreciation of the Canadian dollar against the U.S. dollar would result in an increase/decrease of $17,173 (March 31, 2011 - $5,904) in the Company’s loss from operations, and a 10% appreciation or depreciation of the Canadian dollar against the Mexican Pesos would result in an increase/decrease of $47,221 (March 31, 2011 - $16,593) in the Company’s loss from operations.

Financial assets and financial liabilities that bear interest at fixed rates are subject to fair value interest rate risk.  In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest in cash equivalents, in order to maintain liquidity, while achieving a satisfactory return.  Fluctuations in interest rates impact the value of cash equivalents.  Interest rate risk is not significant to the Company as it has no cash equivalents at year end.  As at December 31, 2011, with other variables unchanged, a 1% change in the variable interest rates would have had an insignificant impact on the loss of the Company.

Management of capital

The Company defines capital that it manages as shareholders’ equity. When managing capital, the Company’s objective is to ensure the Company continues as a going concern as well as to achieve optimal returns to shareholders and benefits for other stakeholders.  The Board of Directors does not establish a quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management team to sustain the future development of the business.

Cream Minerals Ltd.
Management’s Discussion & Analysis
Three and Nine months ended December 31, 2011

The Company’s capital management approach is revised on an ongoing basis and reflects adjustments in light of economic conditions affecting metal markets and the mining industry in particular.  Given the nature of its activities, the Company is dependent on external financing to fund its operations. To maintain or adjust the capital structure, the Company may issue new shares, options and warrants, and issue debt.  There were no changes in Cream’s approach to capital management during the nine months ended December 31, 2011.  Neither Cream nor its subsidiary are subject to externally imposed capital requirements.

1.12           RISKS AND UNCERTAINTIES

An investment in the securities of the Company is highly speculative and involves numerous and significant risks.  Only investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment should undertake such investment. Prospective investors should carefully consider the risk factors that have affected, and which in the future are reasonably expected to affect, the Company and its financial position.

The Company’s financial condition, results of operations and businesses are subject to certain risks, certain of which are described below (and elsewhere in this MD&A):

Additional Funding Requirements
The Company is reliant upon additional equity financing in order to continue its business and operations, because it is in the business of mineral exploration and at present does not derive any income from its mineral assets.  There is no guarantee that future sources of funding will be available to the Company.  If the Company is not able to raise additional equity funding in the future, it will be unable to carry out its business.

Commodity Price Volatility

The price of various commodities that the Company is exploring for can fluctuate drastically, and is beyond the Company’s control.  The Company is specifically concerned with the prices of precious and base metals.  While the Company would benefit from an increase in the value of precious and base metals, a decrease in the value of precious and base metals and other minerals could also adversely affect it.

Title to Mineral Properties

Acquisition of title to mineral properties is a very detailed and time-consuming process.  Title to, and the area of, mineral properties may be disputed or impugned.  Although the Company has investigated its title to the mineral properties for which it holds an option or concessions or mineral leases or licences, there can be no assurance that the Company has valid title to such mineral properties or that its title thereto will not be challenged or impugned.  For example, mineral properties sometimes contain claims or transfer histories that examiners cannot verify; and transfers under foreign law often are complex.  The Company does not carry title insurance with respect to its mineral properties.  A successful claim that the Company does not have title to a mineral property could cause the Company to lose its rights to explore, develop and mine that property, perhaps without compensation for its prior expenditures relating to the property.

Mineral Exploration

Mineral exploration involves a high degree of risk. Few properties that are explored are ultimately brought to production.  Unusual or unexpected geological formations, formation pressures, structural weaknesses, fires, power outages, labour disruptions, flooding, explosions, tailings impoundment failures, cave-ins, landslides and the inability to obtain adequate machinery, equipment or labour are some of the risks involved in mineral exploration  and  exploitation  activities.  The  Company  has  relied  on  and  will continue  to  rely  on consultants and others for mineral exploration and exploitation expertise.  Substantial expenditures are required to establish mineral reserves and resources through drilling.  There can be no assurance that the funds required will be obtained on a timely basis or at all.  The economics of exploiting mineral reserves and resources discovered by the Company are affected by many factors, many outside the control of the Company, including the cost of operations, variations in the grade recovered, price fluctuations in the metal markets, costs of processing equipment, and other factors such as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. There can be no assurance that the Company’s mineral exploration and exploitation activities will be successful.

Cream Minerals Ltd.
Management’s Discussion & Analysis
Three and Nine months ended December 31, 2011

Country Risk

The Company could be at risk regarding any political developments in the country in which it operates. The Company is only active in Mexico.

Uninsurable Risks

Mineral exploration activities involve numerous risks, including unexpected or unusual geological operating conditions, formation weaknesses, hydrogeological conditions, rock bursts, cave-ins, fires, floods, earthquakes and other environmental occurrences and political and social instability.  It is not always possible to obtain insurance against all such risks and the Company may decide not to insure against certain risks as a result of high premiums or other reasons.  Should such liabilities arise, they could negatively affect the Company’s profitability and financial position and the value of its common shares.

Environmental Regulation and Liability

The Company’s activities are subject to laws and regulations controlling not only mineral exploration and exploitation activities but also the possible effects of such activities upon the environment.  Environmental legislation may change and make mining uneconomic or result in significant environmental or reclamation costs.  Environmental legislation provides for restrictions and prohibitions and a breach of environmental legislation may result in the imposition of fines and penalties or the suspension or closure of operations. In addition, certain types of operations require the submission of environmental impact statements and approval thereof by government authorities.  Environmental legislation is evolving in a manner that may mean stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their directors, officers and employees.  Permits from a variety of regulatory authorities are required for many aspects of mineral exploitation activities, including closure and reclamation.  Future environmental legislation could cause additional expense, capital expenditures, restrictions, liabilities and delays in the development of the Company’s properties, the extent of which cannot be predicted.  In the context of environmental permits, including the approval of closure and reclamation plans, the Company must comply with standards and laws and regulations that may entail costs and delays, depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority.  The Company does not maintain environmental liability insurance.

Regulations and Permits

The Company’s activities are subject to a wide variety of laws and regulations governing health and worker safety, employment standards, waste disposal, protection of the environment, protection of historic and archaeological sites, mine development and protection of endangered and protected species and other matters. The Company is required to have a wide variety of permits from governmental and regulatory authorities to carry out its activities.  Changes in these laws and regulations or changes in their enforcement or interpretation could result in changes in legal requirements or in the terms of the Company’s permits that could have a significant adverse impact on the Company’s existing or future operations or projects.  Obtaining permits can be a complex, time-consuming process.  There can be no assurance that the Company will be able to obtain the necessary permits on acceptable terms, in a timely manner or at all.  The costs and delays associated with obtaining permits and complying with these permits and applicable laws and regulations could stop or materially delay or restrict the Company from continuing or proceeding with existing or future operations or projects.  Any failure to comply with permits and applicable laws and regulations, even if inadvertent, could result in the interruption or closure of operations or material fines, penalties or other liabilities.

Cream Minerals Ltd.
Management’s Discussion & Analysis
Three and Nine months ended December 31, 2011

Potential Dilution

The issue of common shares of the Company upon the exercise of the options and warrants will dilute the ownership interest of the Company’s current shareholders.  The Company may also issue additional options and warrants or additional common shares from time to time in the future. If it does so, the ownership interest of the Company’s then current shareholders could also be diluted.

1.13	ADDITIONAL DISCLSOURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE

The required disclosure on capitalized or expensed exploration and development costs are presented in the schedule exploration costs attached to the accompanying condensed interim consolidated financial statements (Note 13) for the three and nine months ended December 31, 2011.  The required disclosure on general and administrative expenses are presented in the schedule expenses by nature in Note 8 of the financial statements.

There were no research and development costs, deferred development costs or other material costs, whether capitalized, deferred or expensed, that were not referred to above.

1.14           OUTSTANDING SHARE DATA

The following details the share capital structure as of February 24, 2012, the date of this MD&A:

Authorized Capital

Unlimited number of common shares without par value.

Issued and Outstanding Capital

152,242,916 common shares are issued and outstanding

Stock Options Outstanding

Number of Options	Exercise Price ($)	Expiry Dates
1,001,500	0.50	April 18, 2012
150,000	0.50	December 11, 2012
1,560,000	0.12	February 12, 2013
6,375,000	0.38	March 4, 2016
600,000	0.22	June 1, 2016
500,000	0.23	June 3, 2016
1,200,000	0.16	June 23, 2016
11,386,500

Cream Minerals Ltd.
Management’s Discussion & Analysis
Three and Nine months ended December 31, 2011

Warrants Outstanding

Number of Warrants	Exercise Price	Expiry Dates
5,808,500	$0.15	April 13, 2012
41,250,000	$0.24	December 21, 2012
3,750,000	$0.16	December 21, 2012
50,808,500

Approval

The Board of Directors of Cream has approved the disclosure contained in the interim MD&A.  A copy of this MD&A will be provided to anyone who requests it and can be located, along with additional information, on the SEDAR website at www.sedar.com.